LEEWARD CAPITAL CORP.

(a development stage corporation)

Balance Sheets

as at September 15

(unaudited)

	September 15 2004	December 15 2003
Assets		
Current		
Cash	$ 131,333	$ 647,925
Accounts receivable	53,532	1,734
Prepaid expenses and (deposits) advances	10,871	39,663
Inventory	36,960	-
	232,696	689,322
Property and equipment	4,394	2,045
Mineral properties and deferred costs (Schedule)	818,470	183,063
	$ 1,055,560	$ 874,430
Liabilities and Shareholders' Deficit		
Current		
Accounts payable	$ 10,933	$ 7,518
Advances from related parties	120,257	–
Deposits	121,433	–
	252,623	7,518
Equity instruments (Note 3)	7,027,789	6,747,789
Contributed surplus	20,763	20,763
Share subscriptions received	50,000	309,000
Deficit, accumulated during the development stage	(6,295,615)	(6,210,640)
	802,937	866,912
	$ 1,055,560	$ 874,430

Approved on behalf of the Board:

(signed) James W. Davis, director

(signed) Fred T. Lewicki, director

LEEWARD CAPITAL CORP.

(a development stage corporation)

Comparative Statements of Operations and Deficit

(unaudited)

	3 months ended September 15		9 months ended September 15	
	2004	2003	2004	2003
Expenses				
Amortization	254	150	598	450
Bank charges	222	439	726	1,757
Business promotion; travel	-	-	3,975	53
Consulting	1,515	4,401	14,965	9,377
Mineral properties abandoned	-	1,688	-	1,688
Office and other	234	170	1,928	1,040
Professional fees	2,736	850	20,810	9,813
Project costs	20,078	16,277	21,232	43,685
Rent	300	300	900	900
Secretarial	1,053	1,073	6,410	2,340
Telephone and utilities	112	148	338	430
Transfer agent; shareholder costs	5,133	4,311	22,157	19,671
	31,637	29,807	94,039	91,204
Other Item				
Other income	8,251	18,965	9,064	49,202
Net loss	(23,386)	(10,842)	(84,975)	(42,002)
Deficit, beginning of period	(6,272,229)	(6,154,035)	(6,210,640)	(6,122,875)
Deficit, end of period	$ (6,295,615)	$ (6,164,877)	$ (6,295,615)	$ (6,164,877)
Loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Shares outstanding	26,559,054	22,119,054	26,559,054	22,119,054

LEEWARD CAPITAL CORP.

(a development stage corporation)

Comparative Statements of Cash Flows

(unaudited)

	3 months ended September 15		9 months ended September 15	
	2004	2003	2004	2003
Cash flows from operating activities				
Net income/(loss) for the period	$ (23,386)	$ (10,842)	$ (84,975)	$ (42,002)
Adjustments for:				
Amortization of capital equipment	254	150	599	450
Mineral properties abandoned	-	1,688	-	1,688
	(23,132)	(9,004)	(84,376)	(39,864)
Accounts receivable	(29,788)	8,855	(51,798)	3,369
Prepaid expenses and advances	43,518	1,054	149,049	8,823
Accounts payable	4,526	4,553	3,415	23,494
Inventory	(19,959)	-	(36,959)	-
Deposits	-	-	121,433	-
	(1,703)	14,462	185,140	35,686
Cash flows from financing activities				
Advance from related party	120,257	-	-	152.500
Issue of shares, net	-	-	21,000	-
	120,257		21,000	15[illegible],500
Cash flows from investing activities				
Purchase of mineral properties and exploration thereon	(153,058)	7,364	(635,407)	(134,546)
Purchase of property & equipment	-	-	(2,949)	-
	(153,058)	7,364	(638,356)	(134,546)
Increase (decrease) in cash	(57,636)	12,822	(516,592)	13,776
Cash, beginning of period	188,969	2,090	647,925	1,136
Cash, end of period	$ 131,333	$14,912	$ 131,333	$ 14,912

LEEWARD CAPITAL CORP.

Notes to the Financial Statements
for the period ended September 15, 2004

1. Nature of Operations

The Company was incorporated on September 14, 1983 under the *Canada Business Corporations Act* and changed its name effective September 18, 1987 to Leeward Capital Corp. On August 20, 2002 the Company continued from British Columbia to Alberta.

The Company, directly and through joint ventures, is in the process of acquiring and exploring mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. There are no guarantees that such conditions will be met. The amounts shown as mineral properties represent net costs to date, less amounts written-off, and do not necessarily represent present or future values. The Company also engages in business activities related to importation and resale of amber.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

The recoverability of amounts shown for mineral properties is dependent upon the formal acquisition and approval to mine properties, the subsequent discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, future profitable production or proceeds from the disposition of mineral properties, and the Company's ability to complete its obligations and obtain the necessary approvals at each stage of exploration and development of its properties.

2. Significant Accounting Policies

The financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 15, 2003. The Company follows the same accounting policies and principles in preparation of interim reports.

3. Share Capital

a) Authorized:

100,000,000 common shares without par value.
10,000,000 preferred shares

b) Issued and outstanding:

Common shares:	September 15, 2004		December 15, 2003	
Balance, beginning of period	25,219,054	$6,687,956	20,594,054	$6,102,349
Issued for cash through private placement*	1,340,000	280,000	3,100,000	465,167
Issued for finder's fees	-	28,000	–	–
Issued for cash on exercise of warrants	-	-	1,000,000	100,000
Issued for cash on exercise of options	-	-	525,000	52,500
Share issuance costs	-	(28,000)	-	(32,060)
Balance, end of period	26,559,054	$6,967,956	25,219,054	$6,687,956

* including flow-through shares

Warrants:	September 15, 2004		December 15, 2003	
Balance, beginning of period	2,200,000	$ 59,833	1,050,000	$ –
Issued in private placements	1,100,000	-	2,200,000	59,833
Expired in the period	-	-	(50,000)	-
Exercised in the period	-	-	(1,000,000)	-
Balance, end of period	3,300,000	$ 59,833	2,200,000	$59,833
Total Equity Instruments	29,859,054	$7,027,789	27,419,054	$6,747,789

Stock Options	Number Of Shares	Exercise Price	Expiry Date
Options, beginning of period:	50,000	$0.10	January 11, 2005
	1,450,000	$0.15	April 1, 2005
Issued during the period	-		
Exercised during the period	-		
Options, end of period	1,500,000		

c) Number of Shares in Escrow or Pooling Agreements

There are no outstanding warrants or shares in escrow or pooling agreements

4. Related Party Transactions

During the quarter, a company related by a common director was paid or accrued $3,823 including $300 for rent, $2,568 in consulting and secretarial services, and $955 in exploration and project costs.

Schedule of Mineral Properties and Deferred Costs

	June15/04	Expenditures	Options/ Disposals	Abandoned	Sept.15/04
Pistol Lake, Nunavut					
Acquisition	$(99,057)	$ -	$-	$ -	$(99,057)
Exploration	79,545	-	-	-	79,545
Nithi Mountain, BC					
Acquisition	18,556	-	-	-	18,556
Exploration	5,769	1,276	-	-	7,044
Mossy River, Sask.					
Acquisition	4,235	-	-	-	4,235
Exploration	65,795	-	-	-	65,795
James Bay, Ontario					
Acquisition	131,138		-	-	131,138
Exploration	295,412	11,883	-	-	307,295
Set Ga Done, Myanmar					
Acquisition	44,450	-	(50,357)	-	(5,907)
Exploration	119,570	190,256		-	309,826
	$665,413	$203,415	$(50,357)	$ -	$818,470

Corporate Information

Head Office
Leeward Capital Corp.
#4, 1922 – 9 Ave SE
Calgary, AB T2G 0V2

Tel. (403) 265-4077
Fax (403) 265-6410
e-mail: president@leewardcapital.com

Board of Directors as at Sept.15,2004
James W. Davis, Calgary, Alberta
Fred T. Lewicki, Calgary, Alberta
Roger D. Morton, Edmonton, Alberta

Officers
James W. Davis, President
Elizabeth J. Barnett, Secretary

Transfer Agent
Valiant Trust Company
#510, 550 – 6 Ave SW
Calgary, AB T2P 0S2

Auditors
BDO Dunwoody LLP
#1900, 801 – 6 Ave SW
Calgary, AB T2P 3W2

Investor Relations
Colin Christensen Consulting
Calgary, Alberta
(403) 283-7697

Stock Exchange
TSX Venture Exchange
Symbol: LWC

In recognition of the increased speed at which investors can now gather up-to-date information on companies through the internet, all financial reports are now produced in this format. For up-to-date detailed information and developments within Leeward, please visit www.leewardcapital.com. Hard copies of the information on our website can be obtained by contacting the Company.

DATED this 12th day of November, 2004

LEEWARD CAPITAL CORP.

Management Discussion and Analysis
for the 3rd Quarter ended September 15, 2004

Description of Business

Leeward Capital Corp. ("Leeward" or the "Issuer") is in the business is in the business of exploration for precious metals, strategic metals, and diamonds; and the importation and resale of amber. To date, the Issuer's business focus has been directed towards exploration for precious metals and diamonds in Canada and the importation of semiprecious amber form a deposit in northern part of the Union of Myanmar (formally Burma).

2004 Exploration Highlights and Operations

Mossy River, Saskatchewan – diamond exploration

Subsequent to year end, Rhonda Corporation abandoned their interest in the claims which constitute the Mossy River project. The claims are now held 100% by Leeward. While there was no exploration work carried out in 2003, a re-interpretation of previous gravity results was completed on one of the claims

Attawapiskat Area, Ontario – diamond exploration

In June 2003, Leeward undertook the acquisition 36 claims encompassing a total area of 6,080 hectares. These claims are held 100% by Leeward. The specific targets staked were identified on the basis of a remote sensing technique. A gravity survey was completed in June and April of 2004. All 54 potential targets were evaluated during this ground gravity survey and 13 anomalies were found to have a significant gravity expression of a magnitude to be interpreted as kimberlite pipes.

There have been a total of eighteen kimberlite pipes or dykes located in this are thus far of which sixteen have been found to be diamond bearing. The Victor pipe, which is owned by DeBeers, appears to be economic and is characterized by the presence of large high quality diamonds. As a result of this discovery, there is renewed interest in the Exploration for diamond by a number of junior mining exploration companies.

In the spring of 2004, Leeward completed a ground gravity survey on all the claims held in the Attawaspikat area. Thirteen gravity anomalies were delineated by this survey. These gravity targets were then sampled utilizing a power auger. Sample results from this heavy-mineral sampling program are pending, expected by year end.

Nithi Mountain, B.C. – molybdenum exploration

With the rapid rise in the price of molybdenum, Leeward has authorized the acquisition of the Nithi Mountain moly prospect in Central British Columbia. This property is well located with regard to infrastructure and is only eight kilometres from the Endako Moly Mine. Past exploration has demonstrated the potential of this porphyry molybdenum system to host such a deposit. Initial exploration was completed in October 2004. This exploration consisted of locating and rock-sampling old molybdenite occurrences on the west side of the property. Based

on the results from this survey, four new claims were staked adjacent to the existing property. An airborne survey is currently being planned for the property to be completed prior to year end.

Pistol Lake, Nunavut – gold exploration

The two leases, which encompass the Pistol Lake Gold property, remain in good standing. Future programs on the property should consist of additional geological and structural mapping geochemical sampling and diamond drilling.

Set Ga Done Project, Myanmar – gold exploration

Leeward Capital applied for and was granted a 75% interest in a 700 square kilometre concession in northern Shan State in the Union of Myanmar. Leeward's interest in the project is shared equally with Jet Gold Corp, who provided the funds for the initial acquisition and exploration of the property. This concession encompasses two of known gold showings are ready to be drilled. The initial drilling program at Set Ga Done was suspended prior to completion due to the onset of the rainy season. Only 370 metres of a planned 1,000 metres program were completed. Drilling problems prevented proper core recoveries during this program. Area exploration has identified two new gold targets, which may be related to the presence of "Carlin" type mineralization. Further exploration and drilling are warranted on this property. Exploration will be underway again in November with drilling planned after the first of the year.

Amber Project, Myanmar – amber

Leeward Capital continues to carry on commercial sales of burmite or Burmese amber in 2004. The Issuer sells both rough amber and insect inclusions in amber. The sale of insect inclusions averages about $500 per week, while a sale of gem quality amber averages $400 per month.

Discussion of Operations and Financial Condition

General and administrative expenses for the three months ended September 15, 2004 were $31,637 (2003: $29,807). Transfer agent and listing fees continue to be the Company's major expense at $5,133 (2003: $4,311) for the quarter. Project costs incurred in the recovery of raw amber were $20,078 (2003: $16,277) for the quarter against sales of $8,251 (2003: $18,965).

Transactions with Related Parties

The directors of the Company provide services to the Company as required. No fees other than consulting fees have been charged during the period. The year-to-date amounts paid under these arrangements are shown in the Notes, item 4. In November, W. Roy Shouldice, was appointed to the Board of Directors.

The Company is not involved in any material legal proceedings, nor has any contingent liabilities. There are no pending regulatory approvals nor is the company in breach of any corporate or securities laws. There have been no management changes in the period.

Future Outlook

The improvement in the price of gold has been sustained in the first quarter of 2004. This upward trend impacts directly on Leeward's ability to fund future exploration for gold. Interest in

Canadian diamonds and exploration for diamonds are also increasing. Our amber project is generating world-wide interest due to the quality and superior grade of the amber stock, and assists cash flow to defer some of the operating costs of the Company. A porphyry molybdenum property has been staked by Leeward, holding a 100% interest.

Liquidity and Solvency

At September 15, 2004, the Company had working capital deficit of $19,927. The Company's general and administrative costs are approximately $5-6,000 per month before project costs. Project costs average another $4-5,000 a month depending on the season. The Company has an internal source of funding through amber sales, averaging $4,500 cash flow per month.

The Company relies on capital markets to raise the funds necessary to conduct its activities, including the acquisition and exploration of mineral properties.

DATED at Calgary, Alberta, this 12th day of November, 2004.

Leeward Capital Corp.

James W. Davis, President

Form 52-109F2
Certification of Interim Filings

I, **James W. Davis, Director and President**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Interim Filings) of **Leeward Capital Corp.**, (the "Issuer") for the interim period ending September 15, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls for the Issuer, and we have:

   (a) designed those disclosure controls and procedures, or caused them to be designed under our supervision, and implemented those disclosure controls and procedures, to provide reasonable assurances that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared, and that such material information is disclosed within the time periods specified under applicable provincial and territorial securities legislation; and

   (b) designed those internal controls, or caused them to be designed under our supervision, and implement those internal controls, to provide reasonable assurances that the Issuer's financial statements are fairly presented in accordance with generally accepted accounting principles;

5. I have disclosed, based on my most recent evaluation, to the Issuer's auditors and the audit committee of the Issuer's board of directors or persons performing the equivalent function:

   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls that could adversely affect the Issuer's ability to disclose information required to be disclosed by the issuer under applicable provincial and territorial securities legislation, within the time periods specified under applicable provincial and territorial securities legislation; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Issuer's internal controls; and

6. I have disclosed in the interim MD&A whether there were significant changes in the Issuer's internal controls or in other factors that could significantly affect internal controls, made during the period covered by the interim filings, including any actions taken to correct significant deficiencies and material weaknesses in the Issuer's internal controls.

Dated: this 12th day of November, AD 2004.

James W. Davis, CEO / CFO